Mail Stop 4561

January 17, 2008

VIA U.S. MAIL AND FAX (212) 793-1969

Jennifer Magro
Chief Financial Officer
Smith Barney Diversified Futures Fund L.P. II
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

> **Re:** **Smith Barney Diversified Futures Fund L.P. II**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-22491**

Dear Ms. Magro:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief